UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES IT WAS SERVED WITH A CLAIM AND REQUEST FOR APPROVAL AS A CLASS ACTION

ROSH HAAYIN, Israel, February 27, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced that it was served today with a claim and a request for approval as a class action (the "Claim"), in which the Company is being sued together with other defendants, including companies involved in the marketing of eggs and also other food marketing chains.

The Claim alleges that the defendants are marketing and/or displaying for purchase eggs that are classified as "Super Fresh Eggs" which are not subject to Israeli regulatory price controls, and are thus minimizing the shelf space and/or display of eggs that are subject to regulatory price controls.  According to the claim, the defendants allegedly derive a higher profit margin from the sale of such "Super Fresh Eggs" instead of the regulated eggs.  The claim alleges that the defendants coordinated their actions among each other, and that the defendants and the companies involved in the marketing of eggs are misleading consumers in violation of applicable consumer protection laws.
The plaintiff's personal claim is estimated at NIS 240 and if the Claim is approved as a class action, the approximate claim against all the defendants is estimated at NIS 1.1 billion.  The Claim requests relief in the form of monetary compensation and a mandatory injunction to stop the current actions that are allegedly misleading the consumers.

The Company is currently reviewing the Claim, and at this preliminary stage of the proceedings, it is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the Claim will be certified as a class action.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 186 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.
Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F/A for the year ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: February 27, 2008